Exhibit 19.1 RACKSPACE TECHNOLOGY, INC. SECURITIES TRADING POLICY

Policy Number:	P-GL-CL-007
Effective Date:	December 5, 2023
Document Owner:	Compensation Committee

I.Purpose

The Board of Directors (the “Board”) of Rackspace Technology, Inc., a Delaware corporation (the “Company”) has adopted this Securities Trading Policy (this “Policy”) which outlines the Company’s standards concerning the handling of nonpublic information (i) relating to Rackspace Technology, Inc. and its subsidiaries (the “Company”) and the buying and selling of securities of the Company, and (ii) relating to any other company and the buying and selling of securities of any such company.

This Policy will be administered by the Compensation Committee of the Board (the “Committee”), as well as the Legal Department. Any determinations made by the Committee shall be final and binding on all affected individuals.

II.Affected Parties

The general prohibitions of this Policy apply to all directors, officers, employees and independent contractors of the Company, while the restrictions set forth in the Pre-Clearance of Securities Transactions section below apply only to directors, executive officers1 and certain designated employees who routinely have access to material, non-public information (“MNPI”). If you are unsure whether you are subject to the restrictions set forth in the Pre-Clearance of Securities Transactions section, please contact precleartrade@rackspace.com.

The same restrictions described in this Policy also apply to your spouse, minor children and anyone else living in your household, partnerships in which you are a general partner, trusts of which you are a trustee, estates of which you are an executor and investment funds or other similar vehicles with which you are affiliated (collectively “Related Parties”). You are responsible for compliance with this Policy by your Related Parties.

For purposes of this Policy, references to “trading” or to “transactions in securities of the Company” include purchases or sales of Company stock, bonds and other debt securities, options, puts and calls, derivative securities based on securities of the Company, gifts of Company securities, loans of Company securities, hedging transactions involving or referencing Company securities, contributions of Company securities to a trust, sales of Company stock acquired upon the exercise of stock options, broker-assisted cashless exercises of stock options, market sales to raise cash to fund the exercise of stock options and trades in Company stock made under an employee benefit plan, such as a 401(k) plan.

III.Policy Statement

If you possess MNPI (as further discussed below) relating to the Company, neither you nor any Related Party:

1 Executive officers for purposes of this Policy are all executive officers of the Company identified in its public filings and any other officer of the Company or any subsidiary that is subject to Section 16(b) of the Securities Exchange Act.

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•may transact in securities of the Company (other than pursuant to a pre-arranged trading plan that complies with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described in the 10b5-1 Plans section below) or engage in any other activity that takes advantage of such MNPI;

•may pass such MNPI on to any person outside the Company, except as permitted under applicable Company policies and procedures;

•suggest or otherwise recommend that any person effect a transaction in securities of the Company or engage in any other activity that takes advantage of such MNPI; or

•assist anyone to engage in any of the foregoing activities or have any person do so on your behalf or for your benefit (or on behalf or for the benefit of a Related Party).

Further, neither you nor any Related Party may transact in the securities of any other company while in possession of MNPI concerning such company, including MNPI obtained in the course of your employment with or service to the Company. Such other companies may include:

•our customers, clients or suppliers;

•any entity with which we may be negotiating a major transaction or business combination; or

•any entity as to which we have an indirect or direct control relationship or a designee on the board of directors.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

What Information is Material Information. “Material information” is any information that a reasonable investor would consider important in a decision to effect a transaction in securities or that could reasonably affect the price of such securities. Either positive or negative information may be material. Common examples of information that will frequently be regarded as material are:

•projections of future earnings or losses, or other guidance concerning earnings;

•the fact that earnings are inconsistent with consensus expectations;

•a pending or proposed merger, joint venture, acquisition or tender offer;

•a significant sale of assets or the disposition of a subsidiary or business unit;

•changes in dividend policies or the declaration of a stock split or the offering of additional securities;

•changes in senior management or other key employees;

•significant new products or services;

•significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation;

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•impending bankruptcy or other financial liquidity problems;

•a cyber incident that has not been disclosed;

•changes in legislation affecting our business; and

•the gain or loss of a substantial customer, client or supplier.

When Information is Non-public or Public. You may not trade on the basis of material information regarding any company that has not been broadly disclosed to the marketplace, such as through a press release or a filing with the Securities and Exchange Commission (the “SEC”), and the marketplace has had time to absorb such information. As a general rule, MNPI should not be considered fully absorbed by the marketplace until two full trading days after the MNPI is released. See additional information under Section V - “Blackout Periods” below.

Sharing Material Non-Public Information with Others (or “Tipping”). Sharing MNPI about the Company or any other company with any other person who subsequently effects a trade in securities based on such MNPI is a violation of applicable securities laws and this Policy. Whether or not you derive, or even intend to derive, any profit or other benefit from another’s actions is not relevant. As such, you are not permitted to share MNPI about the Company or any other company with any other person except as permitted by Company policies and procedures, which policies and procedures generally require that the person with whom you share the MNPI is subject to a confidentiality agreement or otherwise bound by an obligation of confidentiality to the Company.

Confidentiality Obligations. The restrictions set forth in this Policy are designed to avoid misuse of MNPI in violation of the securities laws. These restrictions are in addition to, and in no way alter, the general obligations that each director, officer and employee of the Company has to maintain the confidentiality of all confidential or proprietary information concerning the Company and its business, as well as any other confidential information of any other person or company, that may be learned in the course of service or employment with the Company. No such information is to be disclosed to any other person in the Company, unless that person has a clear need to know that information, and no such information may be disclosed to any third parties, except as required or otherwise contemplated by your function or position. You should take precautions to prevent the unauthorized disclosure or other misuse of such information by maintaining files securely, avoiding discussions of such information in public and taking extra care when distributing such information electronically.

Transactions under Company Plans. This Policy applies to transactions contemplated by the Company’s Equity Incentive Plans and the Company’s Employee Stock Purchase Plan (the “ESPP Plan”), including any securities acquired as a result of the operation of those plans. Please note the following:

•Grantees of stock option awards may exercise their vested options for cash at any time; however, grantees may not exercise vested options on a broker-assisted cashless or net exercise basis (or for the purpose of raising cash to fund the exercise of an option or to pay taxes) during a blackout period (as described below).

•Except as may be otherwise be approved by the Legal Department, employees will not be permitted to enroll or withdraw from the ESPP Plan or increase or decrease their periodic contributions under the ESPP Plan during any blackout period.

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Termination of Employment. This Policy will continue to apply after termination of employment or service to the Company to the extent that you are in possession of MNPI at the time of termination or service. In such case, no transaction in securities of the Company may take place until the MNPI becomes public or ceases to be material. Directors, officers and employees subject to the blackout period restrictions whose employment with the Company terminates during a blackout period for any reason will remain subject to the restrictions until the end of such period (including as it relates to broker-assisted cashless exercise of a stock option and the market sale for the purpose of raising cash to fund the exercise of an option or to pay taxes). If your ability to exercise vested options is scheduled to terminate during a blackout period, you may request the Legal Department to consider an exception allowing you to exercise your options on a cashless or net basis upon finding that you do not possesses MNPI; however, you may be required to exercise your options for cash to prevent forfeiture or expiration.

Transactions by the Company. This Policy applies to any transactions by or on behalf of the Company in its own securities, including any repurchases of its debt in the open market. Any such transactions need to be pre-approved by the Chief Legal Officer.

IV.Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any director, officer, employee or their Related Persons to engage in short-term or speculative transactions involving the Company’s securities, all such persons are prohibited from engaging in any of the following activities with respect to securities of the Company:

•Short sales (i.e., selling stock you do not own and borrowing the shares to make delivery). The SEC effectively prohibits directors and officers from selling Company securities short. This Policy expands this prohibition to cover all employees and their Related Parties.

•Buying or selling puts, calls, options or other derivatives in respect of securities of the Company. This prohibition extends to any instrument whose value is derived from the value of any securities of the Company.

•Margin accounts and collateral pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of MNPI or otherwise not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. The Legal Department may review, on a case-by-case basis, requests for an exception to this prohibition.

Directors, executive officers, employees and their respective Related Parties are prohibited, directly or indirectly, from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of the Company’s equity securities. Although the Company discourages speculative hedging transactions, the Company does permit long- term hedging transactions that are designed to protect an individual’s investment in Company securities (i.e., the hedge must be for at least twelve months and relate to stock or options held by the individual). If you wish to engage in any such transaction, you must pre-clear it in accordance with the pre-clearance procedures described in Part VI below (even if you are not one of the persons otherwise required to submit your transaction in Company securities to pre-clearance). Because

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these activities raise issues under the federal securities laws, any person intending to engage in permitted hedging transactions is strongly urged to consult legal counsel.

Although this Policy does not prohibit standing or limit orders, you should use extreme caution if you engage in standing or limit orders (other than as established in connection with a Rule 10b5-1 plan as described below) since you might become aware of MNPI after establishing an order. This could lead to inadvertent trading while in possession of MNPI. In addition, standing or limit orders must be executed or expire prior to the start of a blackout period.

V.Blackout Periods

The Company’s announcement of annual and quarterly financial results has the potential to have a material impact on the market for the Company’s securities. Therefore, in order to avoid any appearance that its directors, officers and employees are trading while aware of MNPI, all directors, officers and employees will be subject to quarterly blackouts on trading.

The Company has established the following “blackout periods” in relation to the publication of its annual and quarterly results: (a) the period commencing two calendar weeks prior to the end of its fiscal year and ending two trading days after public announcement of the Company’s annual financial results; (b) the period commencing two calendar weeks prior to the end of each of its fiscal quarters and ending two trading days after public announcement of the Company’s financial results for such quarter; and (c) to the extent and during the periods as the Legal Department may direct, including as required by Section 306 of the Sarbanes-Oxley Act of 2002 or its implementing regulations.

By way of example, if the financial results for a fiscal year or fiscal quarter, as applicable, are announced before open of US-based markets on a Monday, the blackout period will end after close of US-based markets on Tuesday. However, if the financial results for a fiscal year or fiscal quarter, as applicable, are announced during or after the opening of US-based markets on a Monday, the blackout period will end after close of US-based markets on Wednesday. If, in this example, the intervening Tuesday is a non-trading day, the blackout period would be extended for another 24-hours.

During these blackout periods, all directors, officers, employees and their respective Related Parties are prohibited from effecting transactions in securities of the Company.

You should be aware that the blackout periods described above may be modified by the Company at any time. In addition, the Company may from time to time determine that trading in Company securities is inappropriate at a time that is outside the blackout periods and, accordingly, may notify directors, officers and employees of additional blackout periods at any time. For example, a blackout period may be imposed shortly before issuance of interim earnings guidance or a pending material acquisition. Directors, officers and employees will receive notice of any modification by the Company of the blackout period policy or of any additional prohibition on trading during a non-blackout period.

This Policy will continue to apply after termination of employment or service to the Company to the extent that your service terminates during a blackout period or you are otherwise in possession of MNPI at the time of termination in accordance with the “Termination of Employment” section above.

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The blackout periods do apply to gifts of Company securities and contributions of Company securities to a trust and you must follow all applicable pre-clearance procedures prior to gifting or contributing Company securities.

The prohibition shall not apply with respect to a public offering of Company securities specifically authorized by the Company’s board of directors.

The Legal Department may, on a case-by-case basis, approve transactions in Company securities during a blackout period if the person who wishes to trade (i) has, at least two business days prior to the anticipated transaction date, notified the Company in writing of the circumstances and the amount and nature of the proposed transaction and (ii) has certified to the Company that he or she is not in possession of MNPI concerning the Company. It is expected that approval of such exceptions would be rare.

See the 10b5-1 Plans section below for the principles applicable to transactions under Rule 10b5-1 plans.

VI.Pre-Clearance of Securities Transactions

To provide assistance in preventing inadvertent violations of the law (which could result for example, from failure by directors and officers subject to reporting obligations under Section 16 of the Exchange Act) and avoiding even the appearance of an improper transaction, we are implementing the following procedure:

All transactions in Company securities, including gifts or contributions involving Company securities, by the following persons and their respective Related Parties must be pre-cleared with the Company’s Legal Department (such persons being designated “Insiders”):

•All individuals holding a VP+ title (VP, SVP, EVP, President, CXX) and their executive assistants;

•Executive officers and any other officer who has an obligation to file reports under Section 16 of the Exchange Act; and

•Members of the Company’s board of directors.

Persons subject to these restrictions should contact the Legal Department at least two (2) trading days in advance of the desired trade date to ensure adequate time for processing the request and may not effect any transaction subject to the pre-clearance request unless given clearance to do so, which clearance, if granted, will be valid only for three (3) trading days following the approval date. If a transaction for which clearance has been granted is not executed within such three-trading day period, the transaction must again be pre-cleared.

To the extent that a material event or development affecting the Company remains nonpublic, Insiders will not be given permission to effect transactions in securities of the Company. Insiders may not be informed of the reason why they may not trade. Any Insider that is made aware of the reason for an event-specific prohibition on trading should in no event disclose the reason for the prohibition to third parties and should avoid disclosing the existence of the prohibition, if possible. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.

Note that the pre-clearance procedures may delay the acquisition or disposition of any security.

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VII.10b5-1 Plans

The SEC has adopted a safe harbor rule, Rule 10b5-1, which provides a defense against insider trading liability for trades that are effected pursuant to a pre-arranged trading plan that meets specified conditions. Rule 10b5-1 plans allow transactions for the account of the applicable director, officer or employee to occur during blackout periods or while such person has MNPI provided such person must have established the 10b5-1 plan at a time when he or she is not in possession of MNPI and he or she may not exercise any subsequent influence over how, when or whether to effect transactions (he or she must have previously given instructions or other control to effect pre-planned transactions in securities of the Company to a third party). In addition to other specified conditions, a Rule 10b5-1 plan would specify in writing in advance the amount and price of the securities to be sold and the date for the sale (or a formula for determining the amount, price and date) or would otherwise not permit the applicable director, officer or employee to exercise any subsequent influence over how, when or whether to effect the sales. After adopting a valid Rule 10b5-1 plan, the applicable director, officer or employee will have an affirmative defense that a sale under the plan was not made “on the basis of” MNPI.

Rule 10b5-1 plans must be properly documented, and all of the procedural conditions of the rule must be satisfied to avoid liability, including but not limited to: (a) mandatory cooling-off periods, as applicable, (b) a prohibition on multiple and/or overlapping plans, subject to limited exceptions, (c) a prohibition on more than one single-trade plan during any twelve-month period, subject to limited exceptions, (d) required representations, as applicable, and (e) any other requirements under applicable law or this Policy.

In addition, to qualify as a 10b5-1 plan for purposes of this Policy, the plan must be approved in advance by the Legal Department (whether or not you are otherwise subject to the Pre-Clearance requirements outlined in Section VI above). You should allow at least five business days for that approval.

The Company will treat the creation, modification or termination of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to the blackout period and pre-clearance requirements set forth in this Policy. Such creation, modification or termination of a trading plan will trigger a new cooling-off period as required under applicable securities laws. However, once a 10b5-1 plan has been properly established, individual transactions effected pursuant to the plan will not be subject to the blackout periods described in this Policy and such individual transactions do not need to individually be pre-cleared. Even though each transaction effected under a Rule 10b5-1 plan does not need to be pre-cleared, it nonetheless must be made in accordance with Rule 144 and must be timely reported on a Form 4 under Section 16 of the Exchange Act.

Any 10b5-1 plan established by the Company or for the benefit of the Company is subject to the prior approval of the Legal Department.

VIII.Review and Maintenance

This document should be reviewed annually. Revisions, waivers, or exceptions must be approved by the Document Owner.

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IX.Enforcement

Any employee found to have knowingly violated this policy may be subject to disciplinary actions, up to and including termination of employment. Any contractor found to have knowingly violated this policy may be subject to release from contract.

X.Contact

Any person who has any questions about this Policy or about specific transactions may contact the Company’s Legal Department at: rax.io/gavel. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and to ask before acting if you are unsure.

XI.Related Documents (if any)

Code of Business Conduct and Ethics Policy

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